One Commerce Square
                                   Philadelphia, PA 19103


  Delaware Group of Funds
  _______________________                              DELAWARE
                                                  GROUP
                                                  ________

  November 4, 1997



  Filed via EDGAR
  _______________

  Securities and Exchange Commission
  Document Control
  450 Fifth Street, N.W.
  Washington, D.C.  20549

  Re:     DELAWARE GROUP TAX-FREE FUND, INC. - CIK #0000728352
     Request for Withdrawal of Amendment to Registration
     Statement on Form N-1A
     File No.  2-86606
     ______________________________________________________


  Ladies and Gentlemen:

  Pursuant to Rule 477(a) of the Securities Act of 1933, submitted electronically via the EDGAR system, please find a request for withdrawal of that version of Post-Effective Amendment No. 23 for Delaware Group Tax-Free Fund, Inc. (the "Registrant"), that was filed on Form Type 485BPOS for the purpose of updating financial statements and was accepted by the Commission on Thursday, October 30, 1997, at 11:15 a.m. (Accession Number 0001036050-97-000912). The Registrant is requesting withdrawal of that version because its filing agent inadvertently omitted the signature page to the registration statement from the transmission.

November 4, 1997
  Securities and Exchange Commission
  Page 2



  The Registrant's filing agent resubmitted Post-Effective Amendment No. 23, including the signature page, on Form Type 485BPOS, which was accepted by the Commission on Thursday, October 30, 1997, at 5:30 p.m. (Accession Number 0001036050-97-000915). Registrant intends this latter version to be unaffected by the requested withdrawal.

  Very truly yours,


  /s/Eric E. Miller
  _________________
  Eric E. Miller
  Vice President/
  Assistant Secretary/
  Deputy General Counsel